Exhibit 99.1

UTStarcom Announces Date for Extraordinary General Meeting to

Approve Reverse Share Split

BEIJING, January 30, 2013 — UTStarcom Holdings Corp. (Nasdaq: UTSI) (“UTStarcom” or the “Company”), a leading provider of media operational support services and broadband equipment products and services, today announced that it will hold an extraordinary general meeting of its shareholders (the “EGM”) on Thursday, March 21, 2013, at 1:00 p.m., Beijing time, to seek approval for a previously announced 3-for-1 reverse share split.  UTStarcom’s Board of Directors believes that implementing a reverse share split is likely to improve the marketability and liquidity of UTStarcom’s ordinary shares.

The meeting will be held at UTStarcom’s offices located at Room 303, Building H, Phoenix Place, No. A5 Shuguangxili, Chaoyang District, Beijing, P.R. China, 100028.  Shareholders of record as of the close of business on February 5, 2013, are entitled to notice of and vote at the EGM.  If approved, the reverse share split will become effective immediately upon approval by the Company’s shareholders.  Upon becoming effective, every three outstanding and authorized ordinary shares of UTStarcom as of the effective date will be automatically combined into one issued and outstanding ordinary share.

This press release constitutes a public announcement of the date of the EGM for purposes of Article 65(c) of UTStarcom’s Amended and Restated Articles of Association (the “Articles”).  A copy of UTStarcom’s Articles is available by submitting a written request to the address noted above, Attention: Investor Relations, or by accessing UTStarcom’s website at http://utstarcom.investorroom.com/index.php?s=117.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services. UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on the NASDAQ since 2000. The Company has its operational headquarters in Beijing, China and research and development operations in China and India. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the completion of the reverse share split and the effects of the reverse share split on the Company’s ordinary shares. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest Annual Report on Form 20-F and Current Reports on Form 6-K, as filed with the Securities and Exchange Commission. The Company is in a period of transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and UTStarcom assumes no obligation to update any such forward-looking statement.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com

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